Therapix Biosciences Ltd.

16 Abba Hillel Silver Rd.

Ramat Gan 5250608, Israel

November 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Therapix Biosciences Ltd. (CIK 0001611746)
Registration Statement No. 333-248670 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Therapix Biosciences Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on November 18, 2020 at 5:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please consider this letter to replace our previous letter, filed as correspondence via EDGAR on November 12, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for November 16, 2020, at 4:00 p.m., Eastern Time (the “Previous Request”). We hereby formally withdraw the Previous Request.

Very truly yours,

Therapix Biosciences LTD.

By:	/s/ Amitay Weiss
Amitay Weiss Chief Executive Officer